SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                        The United Illuminating Company
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                               (Name of Issuer)

                          Common Stock, no par value
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                        (Title of Class of Securities)

                                    910637
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                                (CUSIP Number)

                                 Terry Kasuga
                               Chase Enterprises
            One Commercial Plaza, Hartford, Connecticut 06103-3585
                                 (860) 549-1674
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 1, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                       (Continued on the following pages)

                              (Page 1 of 7 Pages)

CUSIP No. 910637

  1   NAME OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Rhoda L. Chase

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                               (b) /X/

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*
      PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) OR 2(e)                                                 / /

  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.

          NUMBER OF          7    SOLE VOTING POWER
           SHARES                 300,000 shares
        BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY EACH             0 shares
          REPORTING          9    SOLE DISPOSITIVE POWER
           PERSON                 0 shares
            WITH             10   SHARED DISPOSITIVE POWER
                                  300,000 shares

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      300,000 shares

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                              /X/

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.1%

 14   TYPE OF REPORTING PERSON*
      IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                 AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D

     The reporting person hereby amends in part her Statement on Schedule 13D dated September 26, 1997 (the "Initial Schedule 13D") with respect to the common stock, no par value (the "Common Stock"), of The United Illuminating Company ("UI"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The reporting person purchased an aggregate of 47,500 shares of Common Stock in open market transactions from October 8, 1997 through December 1, 1997. The reporting person holds such shares of Common Stock in the brokerage account to which the Trading Authorization described in
Item 6 of the Initial Schedule 13D relates. All such transactions are set fourth on Schedule I hereto, which is incorporated herein by reference. The aggregate consideration (including commissions) for all such purchases was $1,859,875. The funds to purchase such shares of Common Stock were personal funds of the reporting person.

Item 4.   PURPOSE OF TRANSACTION.

          The reporting person is holding the 300,000 shares of Common Stock she owns of record for investment purposes. Based on the reporting person's ongoing evaluation of the business, prospects and financial condition of UI, the market for and price of the Common Stock, other opportunities available to the reporting person, offers for her shares of Common Stock, general economic conditions and other future developments, the reporting person reserves the right to change her plans and intentions at any time, as she deems appropriate. In particular, the reporting person may decide to sell or seek the sale of all or part of her present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. The reporting person may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time.

          Other than the above, as of the date hereof, the reporting person does not have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of UI, or the disposition of securities of UI;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving UI or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of UI or any of its subsidiaries;

     (d) Any change in the present board of directors or management of UI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of UI;

     (f) Any other material change in UI's business or corporate structure;

     (g) Changes in UI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of UI by any person;

     (h) Causing a class of securities of UI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of UI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the reporting person owns of record and beneficially 300,000 shares of Common Stock, representing approximately 2.1% of the 14,101,291 shares of Common Stock reported to be outstanding as of September 30, 1997 (as reported in UI's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997).

     This schedule does not relate to, and, in accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that she is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of the (i) 79,000 shares of Common Stock, or 0.6% of the shares of Common Stock reported to be outstanding as of September 30, 1997, owned by Cheryl A. Chase, the daughter of the reporting person,
(ii) 225,000 shares of Common Stock, or 1.6% of the Common Stock reported to be outstanding as of September 30, 1997, owned by Arnold L. Chase, the son of the reporting person, (iii) 146,000 shares of Common Stock, or 1.0% of the shares of Common Stock reported to be outstanding as of September 30, 1997, owned by The Darland Trust, a trust of which Cheryl A. Chase and her children are the beneficiaries, or (iv) 175,000 shares of Common Stock, or 1.2% of the Common Stock reported to be outstanding as of September 30, 1997, owned by American Ranger, Inc. ("American Ranger"), a company which is owned and controlled by the Chase family, as described below. David T. Chase (the husband of the reporting person and the father of Cheryl A. Chase and Arnold L. Chase) may be deemed to be a beneficial owner of the shares of Common Stock referred to in clauses (i), (ii) and (iii) of the immediately preceding sentence.

     American Ranger is a wholly-owned subsidiary of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase, Arnold L. Chase and Cheryl A. Chase are the directors and executive officers of American Ranger and the directors and three of the executive officers of DTCE. All of the outstanding stock of DTCE is owned by David T. Chase (33.95%), Rhoda L. Chase (2.21%), Arnold L. Chase (9.34%), Cheryl A. Chase (14.74%), five trusts for the benefit of Arnold L. Chase's children and two trusts for the benefit of Arnold L. Chase, his spouse and/or his children, of which Stanley N. Bergman and Arnold L. Chase are co-trustees (20.15% in the aggregate), and five trusts for the benefit of Cheryl A. Chase's children and two trusts for the benefit of Cheryl A. Chase and/or her children, of which Stanley N. Bergman and Cheryl A. Chase are co-trustees (19.61% in the aggregate).

     (b) The reporting person has the sole power to vote or to direct the vote of the 300,000 shares of Common Stock owned by her. The reporting person shares the power to dispose or to direct the disposition of the 300,000 shares of Common Stock owned by her with her husband, David T. Chase.

     David T. Chase's principal occupation is Chairman of the Board of Directors and President of DTCE. David T. Chase's business address and the principal business address of DTCE is: D.T. Chase Enterprises, Inc., One Commercial Plaza, Hartford, Connecticut 06103. During the past five years, David T. Chase has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, David T. Chase has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. David T. Chase is a citizen of the United States of America.

     (c) All transactions in the Common Stock effected by or on behalf of the reporting person in the past 60 days are set forth on Schedule I hereto, which is incorporated herein by reference. All such transactions were open market purchases of Common Stock. Some of the transactions were effected for the account of the reporting person by David T. Chase.

     (d) Each of David T. Chase and the reporting person has the power to direct the dividends from, and the proceeds from the sale of, all of the shares of Common Stock owned by the reporting person. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the reporting person.

     (e)  Not applicable.

                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    December 8, 1997
                                    /s/ Rhoda L. Chase
                                    Rhoda L. Chase

                            SCHEDULE I

          Transactions in The United Illuminating Company
                  Common Stock by Rhoda L. Chase

      DATE           ACTION          PRICE          SHARES
10/08/97         Buy                37.567             7,200
10/08/97         Buy                37.790             2,800
10/21/97         Buy                38.995             8,800
10/21/97         Buy                38.698             1,200
10/23/97         Buy                38.000             5,000
10/23/97         Buy                37.875               500
10/28/97         Buy                37.563               500
10/28/97         Buy                37.500             2,000
11/25/97         Buy                39.031             1,000
11/26/97         Buy                40.008             5,100
11/28/97         Buy                40.634             2,000
12/01/97         Buy                40.750            11,400
                                    TOTAL             47,500